SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3
Overseas Regulatory Announcement: Announcement on Summary of Draft A Share Option Incentive Plan	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 22, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Summary of Draft A Share Option Incentive Plan

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Summary of Draft A Share Option Incentive Plan published by us on the website of Shanghai Stock Exchange and newspapers in China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, August 17, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688        Stock ID: Sinopec Shanghai        Announcement No.: Lin 2014-18

Sinopec Shanghai Petrochemical Company Limited

Announcement on Summary of Draft A Share Option Incentive Plan

The Company’s Board of Directors and all its members warrant that the information contained in this announcement contains no false representation, misleading statement or material omission, and are jointly and severally liable for the truthfulness, accuracy and completeness of the information contained herein.

Highlights of Main Contents:

•	Form of share incentive: share options (“Share Options”)

•	Source of shares: A shares particularly issued to the participants (“Participant”)

•	Total number of incentive share options and total number of target shares involved: This Plan is intended to initially grant to the Participants no more than 41.03 million Share Options; the target shares involved are RMB-denominated ordinary A shares, which represent 0.38% of the Company’s 10,800 million shares in total as of the announcement date of the summary of the draft plan.

I.	Basic Information about the Company

Company name in Chinese:

Company name in English: Sinopec Shanghai Petrochemical Company Limited

Registered address: 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Legal representative: Wang Zhiqing

Principal business: Crude oil processing, oil products, chemical products, synthetic fiber and monomer, plastics and plastic products, etc.

Listing date of A shares: November 8, 1993

The eighth Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) consists of 12 directors, including four independent directors; the eighth Board of Supervisors of SPC consists of six supervisors, including one independent supervisor; and the Company’s top management team consists of six executives.

The Company’s financial results for the last three years:

Table 1: Main Data on the Company’s Consolidated Balance Sheets for the Last Three Years

In accordance with the PRC Accounting Standards for Enterprises; unit: RMB10,000

Items	2013	2012	2011
Total current assets	1,448,602.8	1,289,142.4	966,581.4
Total non-current assets	2,242,990.5	2,391,437.5	2,144,427.1
Total assets	3,691,593.3	3,680,579.9	3,111,008.5
Total current liabilities	1,801,745.4	1,892,725.7	1,227,183.2
Total non-current liabilities	80,780.0	142,134.0	45,566.9
Total liabilities	1,882,525.4	2,034,859.7	1,272,750.1
Total equity attributable to parent company’s shareholders	1,783,161.7	1,619,041.9	1,811,248.3

Table 2: Main Data on the Company’s Consolidated Income Statements for the Last Three Years

In accordance with the PRC Accounting Standards for Enterprises; unit: RMB10,000

Items	2013	2012	2011
Total operating income	11,553,982.9	9,307,225.4	9,560,124.8

Total profit	239,287.0	-203,297.4	129,229.1

Net profit attributable to parent company’s shareholders	200,354.5	-154,846.6	94,441.4
Net profit attributable to parent company’s shareholders after deduction of nonrecurring losses and profits	165,072.1	-171,949.6	92,836.5

Table 3: The Company’s Main Financial Indicators for the Last Three Years

In accordance with the PRC Accounting Standards for Enterprises

Description of Indicators	2013	2012 (restated)*	2011 (restated)*
Basic earnings per share (RMB/share)	0.19	-0.14	0.09
Diluted earnings per share (RMB/share)	0.19	-0.14	0.09
Basic earnings per share after deduction of nonrecurring losses and profits (RMB/share)	0.15	-0.16	0.09
Weighted average return on equity after deduction of nonrecurring losses and profits	9.70%	-10.03%	5.15%
Net cash flow per share from operating activities (RMB/share)	0.51	- 0.15	0.23
Net assets per share attributable to parent company’s owners (RMB)	1.65	1.50	1.68

*	The Company implemented capitalization of capital reserve in December 2013, after which, the total number of the Company’s shares increased from 7.2 billion to 10.8 billion and the relevant financial indicators were restated.

II.	Purpose of Share Incentive Plan

In order to further build up and improve the Company’s operating mechanism, build up and improve the Company’s incentive and restriction mechanisms for officer, promote the idea of common continuous development of the Company and its management and key Employees, effectively motivate the management and the key Employees, attract and retain talented persons, enhance the Company’s competitive position in the industry, strengthen the Company’s core competitive edges, and ensure the Company’s development strategies and business objectives are accomplished, SPC has prepared the Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft) (this “Plan”, or the “Incentive Plan”) in accordance with the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the Trial Measures for Implementation of Equity Incentives by State-controlled Listed Companies (Onshore), the Notice on Issues concerning Regulating State-controlled Listed Companies’ Implementation of Equity Incentive System, the Measures for Administration of Equity Incentives of Listed Companies (for Trial Implementation) (the “Administration Measures”), Memorandums 1-3 on Matters Relating to Equity Incentives, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange (“Shanghai Listing Rules”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”) and other relevant laws and regulations, as well as the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”).

III.	Form of Share Incentives and Source of Target Shares

(I) Form of Incentives

Incentives under this Plan are in the form of Share Options.

(II) Source of Shares

The Company will particularly issue A shares to the Participants, which will be used as the source of the Target Shares under this Plan

IV.	Number of Share Options to Be Granted

The Target Shares corresponding to the Share Options to be granted under this Plan will neither exceed 10% of the total number of the Company’s shares (10,800 million shares), nor exceed 10% of the total number of the Company’s A shares (7,305 million shares).

The Company intends to initially grant a total of no more than 41.03 million Share Options to the Participants, and the corresponding Target Shares will account for 0.38% of the total number of the Company’s shares (10,800 million shares). Each Share Option will be entitled to the purchase of one RMB-denominated ordinary share (A share) of the Company at the predetermined exercise price and on the predetermined conditions of exercise on the vesting date.

After the conditions of grant set forth in the Incentive Plan are satisfied, the Company will hold a meeting of the board of directors (“BOD”) to grant Share Options to the Participants. In the event of any capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment in the term of the Share Options, the number of Share Options and the number of the Target Shares involved therein will be adjusted in accordance with the relevant provisions of this Plan. The expected income from the Share Options granted to each Participant under each scheme of grant should not exceed 30% of the total remuneration for such Participant (including the expected income).

V.	Scope of Participants and Number of Share Options to Be Granted to Each of Them

(I) Basis for determining Participants in this Plan

1. Legal basis for determining the Participants: The Participants in this Plan are determined in accordance with the Company Law, the Securities Law, the Management Measures, Shanghai Listing Rules, Hong Kong Listing Rules and other relevant laws and administrative rules as well as the relevant provisions of the Articles of Association, and according to the actual conditions of the Company.

2. Post-related basis for determining Participants: The Participants in this Plan include the directors and officer of the Company, as well as its key business personnel that have direct influence on or have made remarkable contributions to the Company’s overall performance and sustainable development.

(II) The Participants for the initial scheme of grant under this Plan consist of:

1. directors and officer;

2. key business personnel at core posts.

The above Participants do not include the independent directors and the directors that do not concurrently serve as the Company’s officer, and the major shareholders or actual controller each holding more than 5% shares and their spouses and immediate family members. The total number of Participants for the initial scheme of grant under this Plan is 228, representing 1.63% of the Company’s total Employees in 2013.

Without the approval by the shareholders’ meeting (“Shareholders Meeting”) through a special resolution, the total number of shares that any Participant may accumulatively acquire through this Plan and other valid share incentive plans of the Company (if any) should not exceed 1% of the total number of the Company’s A shares. The maximum number of shares convertible by the options granted to individuals in any period of 12 months (including exercised, cancelled and outstanding options) should not exceed 1% of the total number of the Company’s shares of the same class.

If the head of the Company’s controlling shareholder takes any post in the Company, he/she may participate in the Company’s equity incentive plans, but may not participate in the equity incentive plans of any other listed company controlled by the Company’s controlling shareholder.

(III) Persons that may not participate in this Plan:

1. The persons that have been publicly denounced or declared improper candidates by Shenzhen Stock Exchange, Shanghai Stock Exchange or Hong Kong Stock Exchange in the last three years;

2. The persons that have been administratively punished by China Securities Regulatory Commission (“CSRC”) for any material violation of laws or regulations in the last three years; and

3. The persons who may not serve as directors, supervisors or officer according to Article 146 of the Company Law.

A Participant should undertake that: he/she is not a Participant in any other listed company’s equity incentive plan when the Company grants Share Options to him/her, and he/she will not accept any other listed company’s share incentives before all the Share Options granted to him/her are exercised or cancelled; during the implementation of the Incentive Plan, if the Participant finds himself/herself under any of the above circumstances where he/she may not be a Participant, he/she shall give up its right to participate in this Plan without any compensation.

The Company’s board of supervisors will check the list of Participants and report the result of checking at the next Shareholders’ meeting.

(IV) Allocation of Initially Granted Share Options

The allocation of the initially granted Share Options among the Participants will be as set forth in the table below:

	Item		Total options to be initially granted	Percentage of total options to be initially granted under	Percentage of total shares at the inception of this
	Name	Title	(0,000)	this Plan	Plan
1. Directors and Officers
1	Wang Zhiqing	Chairman and President	50	1.22%	0.005%
2	Gao Jinping	Vice Chairman and Vice President	50	1.22%	0.005%
3	Ye Guohua	Executive Director and Chief Financial Officer	43	1.05%	0.004%
4	Jin Qiang	Executive Director and Vice President	43	1.05%	0.004%
5	Guo Xiaojun	Executive Director and Vice President	43	1.05%	0.004%
6	Tang Weizhong	Secretary of the BOD	25	0.61%	0.002%

Sub-total		6	254	6.20%	0.024%

2. Key Business Personnel at Core Posts
Key management personnel		141	3105	75.68%	0.288%
Key technical personnel		71	681	16.59%	0.063%
Key skill personnel		10	63	1.53%	0.006%

Sub-total		222	3849	93.80%	0.357%

Total		228	4103	100.00%	0.381%

Notes: (1) See the relevant announcement on the website of Shanghai Stock Exchange for the names and titles of the other Participants; (2) without special approval by the shareholders’ meeting, the total number of shares that any Participant may acquire through this Plan and other valid share incentive plans (if any) should not exceed 1% of the total number of the Company’s A shares; (3) none of the above Participants is in any circumstance where he/she may not participate in this Plan, or participates in the equity incentive plans of two or more listed companies; and (4) when the Company carries out any capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment (or when the value of the Company’s shares is affected by any non-market factor), the amount of options granted will be correspondingly adjusted in accordance with the relevant provisions of this Plan.

VI.	Exercise Price of Share Options or Method for Determining Exercise Price

(I) Exercise Price

The shareholders’ meeting authorizes the BOD to determine the exercise price of options in accordance with the above principle when the conditions required by the initial grant of options are satisfied. Upon satisfaction of the conditions of exercise, each option granted to a Participant may entitle the Participant to purchase one A share of the Company at the exercise price.

(II) Method for Deciding Exercise Price

The exercise price of the initially granted Share Options will not be lower than the highest of

(1)	the closing price of the Company’s A shares on the trading day before the announcement of a summary of this draft Plan;

(2)	the average closing price of the Company’s A shares within 30 trading days before the announcement of a summary of this draft Plan;

(3)	RMB4.20 per share. In June 2013, China Petroleum & Chemical Corporation promised in the Company’s share reform proposal that it would request SPC’s BOD to propose the Share Option Incentive Plan with an initial exercise price of not less than RMB6.43/share (subject to adjustment if any event triggering the exclusion of rights and dividends occurs prior to the announcement of the draft Share Option Incentive Plan), provided that the relevant rules promulgated by State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) and CSRC are observed. Because the Company implemented a scheme for interim distribution of cash dividends and capitalization of capital reserve and surplus fund for 2013 in December 2013 and a scheme for cash dividend distribution for 2013 in July 2014, the initial exercise price of the Share Options set out above has been adjusted from no less than RMB6.43 per share to be not less than RMB4.20 per share.

Except the initial grant, the exercise price of the Share Options under the other schemes of grant will be the higher of:

(1)	the closing price of the Company’s A shares on the trading day before the announcement of a summary of each draft scheme of grant; and

(2)	the average closing price of the Company’s A shares within 30 trading days before the announcement of a summary of each scheme of grant.

In the event of any dividend payment, capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment within the term of the Share Options, the exercise price will be adjusted in accordance with the relevant provisions of this Plan.

VII.	Waiting Period and Arrangement for Exercise

(I) Waiting period

The waiting period refers to a period from the date when the Share Options are granted to the vesting date of the Share Options. The waiting period for each scheme of grant hereunder shall not be less than two years.

(II) Arrangement for exercise

The exercise periods refer to a three-year period from the second anniversary of the grant date. There are three exercise periods under this Plan (each year being an exercise period, same for below), and 40%, 30% and 30% of the total number of options granted may be exercised respectively in the first exercise period, the second exercise period and the third exercise period, subject to satisfaction of the conditions of exercise.

Arrangement for the Exercise of the Options Granted:

Description of Stage	Timing	Maximum Percentage for Exercise
Grant date	To be determined by the BOD after the conditions of grant under the Incentive Plan are satisfied
First exercise period	From the first trading day following 24 months after the grant date to the last trading day in 36 months after the grant date	40%
Second exercise period	From the first trading day following 36 months after the grant date to the last trading day in 48 months after the grant date	30%
Third exercise period	From the first trading day following 48 months after the grant date to the last trading day in 60 months after the grant date	30%

The number of the Share Options that may be exercised by a Participant is linked to his/her personal performance indicators. In accordance with the performance review method applicable to a Participant and according to the result of the review of the Participant for the last year, the Participant may exercise pro rata the Share Options that meet the conditions of grant.

The options that fail to be entitled to be exercised for failure to meet the performance indicator targets, or the Share Options that fail to be duly exercised after the relevant exercise period will be immediately cancelled, and be taken back without compensation and cancelled in a centralized manner by the Company.

Of the Share Options granted to a director or officer under each scheme of grant, not less than 20% shall be retained for exercise after satisfactory job (or tenure) review. Whether a Participant serves as an officer should depend on the post he/she takes in the year when the Share Options are granted; the tenure review or economic responsibility audit of such Participant refers to the tenure appraisal or economic responsibility audit for the tenure in which the year when this plan is granted falls.

The Participants in this Plan shall independently fund their option exercises, and the Company undertakes not to provide any loans or other types of financial aids to any Participant for their securing of the relevant interest under this Plan, including providing guarantee for their loans.

In the term of Options for each scheme of grant under this Plan, the maximum percentage of a Participant’s income from equity incentives under each scheme of grant in the total remuneration for him/her (including the income from equity incentives, same for below) shall not exceed 40% in principle. When the actual income from share incentives exceeds the above percentage, the outstanding Share Options shall not be exercised or the income from the exercise thereof shall be handed over to the Company. Within the term of this Plan, the BOD may amend this requirement based on the adjustments required by the regulatory authority.

VIII.	Conditions for the Grant of Share Options to Participants and Conditions of Exercise

(I) Conditions for the Grant of Share Options

The Company may grant Share Options to a Participant in accordance with this Plan only when the Company and the Participant are not in any of the following circumstances:

1. SPC is not in any of the following circumstances:

(1) a negative opinion is given or no opinion can be given by a certified public accountant to SPC’s financial report for the last fiscal year;

(2) SPC has been administratively punished by CSRC for any material violation of laws or regulations in the last year; and

(3) SPC is in any other circumstances specified by CSRC.

2. The Participant is not in any of the following circumstances:

(1) the Participant has been publicly denounced or declared an improper candidate by Shenzhen Stock Exchange, Shanghai Stock Exchange or Hong Kong Stock Exchange in the last three years;

(2) the Participant has been administratively punished by CSRC for any material violation of laws or regulations in the last three years;

(3) the Participant may not to serve as a director or officer of SPC according to the Company Law; and

(4) the BOD of the Company finds the Participant is otherwise in violation of the relevant rules of the Company.

3. The performance indicators for the Grant of Share Options include:

(1) weighted average return on equity

(2) increase of net profit attributable to the listed company’s shareholders (increase of net profit);

(3) percentage of incomes from principal business in total operating incomes; and

(4) economic added value.

The net profit used in calculating (1) and (2) will be determined on the basis of the net profit after deduction of nonrecurring losses and profits, and the equity will be the net assets attributable to the listed company’s shareholders. In accordance with the Accounting Standards for Enterprises and the relevant regulations, the costs to be reserved for this Incentive Plan will be regarded as the Company’s recurring expenditure and may not be deducted as nonrecurring losses or profits in calculating the net profit after deduction of nonrecurring losses and profits. Economic added value means the portion of annual after-tax operating profit left after all the capital costs for the equity and debt investments are deducted, and an enterprise’s economic added value should be calculated in accordance with the Interim Measures for Assessment of the Operational Performance of Persons in Charge of Central Enterprises (Decree 30 of the SASAC).

4. Corporate performance target indicators for the initial grant of Share Options

For 2013, the net profit after deduction of nonrecurring losses and profits is not less than RMB1.6 billion; the weighted average return on net asset is not less than 6%; the percentage of incomes from principal business in total operating incomes is not less than 99%; and each of the above three indicators is not lower than the 50th percentile of the benchmark enterprises. The economic added value should reach the target value assigned by SASAC to China Petrochemical Corporation (“Sinopec Group”) and further assigned to the Company.

(II) The corporate performance requirements for the exercise of Share Options under the initial scheme of grant are as follows:

1. The net profit attributable to the listed company’s shareholders and the net profit after deduction of nonrecurring losses and profits for each year in the waiting period should not be less than the average levels for the last three fiscal years, and should not be a negative number;

2. Conditions of the initially granted Share Options exercised for each exercise period:

Exercise Period	Conditions of Exercise
First exercise period	The ROE for 2015 is not less than 9%; the compound increase of net profit for 2015 is not less than 5% (with the data for 2013 as the base); the percentage of incomes from principal business in total operating incomes for 2015 is not be less than 99%; each of the above three indicators is not lower than the 75th percentile of the benchmark enterprises; and the economic added value reaches the target value assigned by SASAC to Sinopec Group and further assigned to the Company.

Second exercise period	The ROE for 2016 is not less than 9.5%; the compound increase of net profit for 2016 is not less than 5% (with the data for 2013 as the base); the percentage of incomes from principal business in total operating incomes for 2016 is not be less than 99%; each of the above three indicators is not lower than the 75th percentile of the benchmark enterprises; and the economic added value reaches the target value assigned by SASAC to Sinopec Group and further assigned to the Company.

Third exercise period	The ROE for 2017 is not less than 10%; the compound increase of net profit for 2017 is not less than 5% (with the data for 2013 as the base); the percentage of incomes from principal business in total operating incomes for 2017 is not be less than 99%; each of the above three indicators is not lower than the 75th percentile of the benchmark enterprises; and the economic added value reaches the target value assigned by SASAC to Sinopec Group and further assigned to the Company.

The net profit referred to in the above two indicators ROE and compound increase of net profit means the net profit after deduction of nonrecurring losses and profits. Benchmark enterprises mean the domestic listed companies whose businesses are same as or partially same as, similar to or partially similar to the business of SPC in accordance with the Guidelines for the Industry Classification of Listed Companies published and adjusted from time to time by CSRC. In the event that the principal business of a benchmark enterprise changes during annual review, such benchmark enterprise will be removed or replaced by the BOD during year-end appraisal.

A list of the benchmark enterprises is attached hereto.

The failure of the Company’s performance to meet the above requirements in a year to which an exercise period corresponds does not affect the exercise of the Company’s Share Options in other years.

Special Provisions on the Company’s Equity Financing during the Term of Options

(1) If the Company has carried out any equity financing during the term of Share Options for the purposes of using share issue as a means of payment to acquire assets, or using the proceeds thereof to acquire assets, the effect of such financing should be eliminated when determining the conditions of exercise. The particular method is as follows: in determining the conditions of exercise for an exercise period that begins in a year after when the equity financing is completed, the “net profit” used in calculating the increase of net profit and ROE should be the amount of net profit left after deduction of the profit accrued as a result of the newly acquired assets; and the “net assets” used in calculating ROE should be the net assets left after deduction of the newly acquired assets.

(2) If the Company has carried out any equity financing during the term of share options not for the purposes of using share issue as a means of payment to acquire assets, or using the proceeds thereof to acquire assets, the relevant performance indicators for an exercise period that begins in a year after when the equity financing is completed will not be adjusted.

(3) If the Company has carried out any equity financing during the term of share options, and part of the shares issued are used as a means of payment to acquire assets or part of the proceeds thereof is used to acquire assets, then the effect of such part of shares used as a means of payment to acquire assets or such part of the proceeds thereof used to acquire assets should be eliminated in accordance with the provisions of paragraph (1) above; and no adjustment is required for the remaining parts in accordance with the provision of paragraph (2) above.

(III) Conditions Precedent to Exercise by An Individual Participant

1. The Company meets the performance target indicators for exercise and other conditions;

2. The Participant has not been in any of the circumstances set forth in Article 23(2) of the Incentive Plan as of the current exercise period within the term of this Plan; and

3. The Participant has got a rating of “Qualified” or above in the performance review for the last year in accordance with the performance review measures.

If meeting the above conditions precedent, a Participant may exercise all his/her options exercisable in the corresponding exercise period. If failing to meet the conditions precedent set forth in paragraph (2) above, the Participant will give up its right to participate in this Plan without any compensation; if failing to meeting the conditions precedent set forth in paragraph (3) above, the options that have already been granted to him/her and can be exercised in the corresponding exercise period will be taken back and cancelled by the Company without compensation.

IX.	Term, Grant Date, Waiting Period and First and Last Exercisable Date

(I)	Term of Share Option Incentive Plan

The term of this Plan is ten years. The interval between each two grants of options under each scheme of grant within the term of this Plan shall not be less than two years. This Plan will take effect only after it has been submitted to and approved by SASAC, filed with CSRC without any objection, and deliberated and approved by the Company’s shareholders’ meeting and meetings of shareholders by class as well as the shareholders’ meeting of China Petroleum & Chemical Corporation.

(II)	Grant Date of Share Options

The grant date of the Share Options under this Plan will be determined by the Company’s BOD after this Plan has been submitted to and approved by SASAC, filed with CSRC without any objection, and deliberated and approved by the Company’s shareholders’ meeting and meetings of shareholders by class as well as the shareholders’ meeting of China Petroleum & Chemical Corporation. Upon satisfaction of the conditions of grant under in the Incentive Plan, the Company will, in accordance with relevant provisions, hold a meeting of the BOD to grant the Share Options to the Participants and complete registration, announcement and other relevant procedures. The grant date must be a trading day but shall not fall within the period:

1.	from the date which is 30 days before a periodical report is published to the date which is two trading days following the announcement of the same; in the event the announcement date of the periodical report is postponed for special reasons, the foregoing period should be calculated from the date which is 30 days before the originally appointed announcement date;

2.	from the date which is 10 days before the announcement of the Company’s estimated financial results and preliminary earnings estimate to the date which is two trading days following the announcement of the same;

3.	from the date when efforts are made to determine a material transaction or matter to the date which is two trading days following the announcement of the transaction or matter;

4.	from the date which is 60 days before the publication of the Company’s announcement on annual results to the date of publication of such announcement (the publication date inclusive), or from the date which is 30 days before the publication of the Company’s announcements on semi-annual and quarterly results to the date of publication of such announcements (the publication date inclusive), in the event that the Participant is a director;

5.	from the date when the Company is aware of any inside information to the date when the relevant information is announced, and in particular, which is one month period prior to the earlier of

(1)	the date of a meeting held by the BOD to adopt any of the Company’s annual, semi-annual, quarterly and other interim results; or

(2)	the deadline for the Company to publish its annual or semi-annual results, quarterly or any other interim results according to the Hong Kong Listing Rules; or

6.	from the date of occurrence of other material matters which may affect share prices to the date which is two trading days after the announcement thereof.

(III)	Waiting period

The waiting period refers to a period from the date when the Share Options are granted to the vesting date of the Share Options. The waiting period for each scheme of grant hereunder shall not be less than two years.

(IV)	Vesting Date

The Participants in each scheme of grant may not begin to exercise the Share Options granted to them until two years after the grant date. The vesting date may be any trading day within the period from the trading day following the publication of a periodical report of the Company until ten trading days before the publication of the next periodical report, but shall in no event fall within the following period:

1.	from the date which is three days before the announcement of the Company’s estimated results and preliminary earnings estimate to the date which two trading days following the announcement of the same;

2.	from the date when efforts are made to determine a material transaction or matter to the date which is two trading days following the announcement of the transaction or matter;

3.	from the date of occurrence of other material matters which may affect share prices to two trading days after the announcement thereof; or

4.	from the date that is sixty days before the publication of the Company’s announcement on annual results to the date of publication of such announcement (the publication date inclusive) or the period from the date that is thirty days before the publication of the Company’s announcements on semi-annual and quarterly results to the date of publication of such announcements (the publication date inclusive), in the event that the Participant is a director; the terms “material transaction”, “material matter” and “materials matters which may affect share prices” set forth above refer to transactions or other material matters that the Company is required to disclose in accordance with the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

(V)	Lock-up period

A lock-up period refers to a period during which a Participant is restricted from selling the shares acquired by him/her through the exercise of options. The lock-up provisions relating to the Share Option Incentive Plan are set out below in accordance with the Company Law, the Securities Law, Hong Kong Listing Rules, Shanghai Listing Rules and other relevant laws and regulations, as well as the Articles of Association:

1.	In the event a Participant is a director or officer of the Company, the number of shares transferred by him/her each year during his/her term of office shall not exceed 25% of the total number of shares held by him/her in the Company, and he/she shall not transfer the shares held by him/her in the Company within half a year after he/she leaves the Company.

2.	In the event a Participant is a director or officer of the Company, the income received by him/her from his/her sale of the shares held by him/her within six months after his/her acquisition of such shares or his/her acquisition of the shares in the Company within six months after his/her sale of such shares shall be disgorged to in the Company and will be taken back by the Company’s BOD.

3.	During the term of the Share Option Incentive Plan, if amendments are made to the provisions set out in the Company Law, the Securities Law, Shanghai Listing Rules, Hong Kong Listing Rules and other relevant laws and regulations as well as the Articles of Association in connection with the transfer of the shares held by the Company’s directors and officer, then the transfer by any Participant in his/her capacity as a director or officer of the Company of the shares held by him/her in the Company shall, at the time of transfer, be in compliance with the then applicable Company Law, Securities Law, Shanghai Listing Rules, Hong Kong Listing Rules and other relevant laws and regulations, as well as the Articles of Association.

X.	Number of Share Options and Methods and Procedures for Adjusting Exercise Price

(I) Methods for adjusting the number of Share Options

In the event of any dividend payment, capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment within the period from the announcement of the draft Plan or from the date of the announcement of a summary of each scheme of grant to the expiry of the term of the Share Options, the number of Share Options will be adjusted accordingly by using the methods set out below:

1. In the event of capitalization of capital reserve, distribution of share dividend, share split:

Q=Q0×(1+n)

In the above formula: Q0 refers to the number of the Share Options before adjustment; n refers to the ratio used for the number of shares distributed on each share as a result of capitalization of capital reserve, the number of shares distributed as dividend on each share, or the number of additional shares issued as a result of share split for each share (i.e. the number of shares increased for each share upon the capitalization of capital reserve, distribution of share dividend or share split); Q refers to the number of the Share Options after adjustment.

2. In the event of share allotment

Q=Q0×P1×(1+n)/(P1+P2×n)

In the above formula: Q0 refers to the number of the Share Options before adjustment; P1 refers to the closing price on the record date; P2 refers to the price for share allotment; n refers to the allotment ratio (i.e. the ratio of the number of shares to be allotted to the Company’s total share capital before the share allotment); Q refers to the number of the Share Options after adjustment.

3. In the event of share reduction

Q=Q0×n

In the above formula: Q0 refers to the number of the Share Options before adjustment; n refers to the ratio for the share reduction (i.e. one share of the Company’s shares will be reduced to n share); Q refers to the number of the Share Options after adjustment.

(II) Methods for adjusting Exercise Price

In the event of any dividend payment, capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment within the period after the announcement of the draft Plan or from the date of the announcement of a summary of each scheme of grant to the expiry of the term of the Share Options, the exercise price will be adjusted accordingly by using the methods set out below:

1. In the event of capitalization of capital reserve, distribution of share dividend, share split:

P=P0÷(1+n)

In the above formula: P0 refers to the exercise price before adjustment; n refers to the ratio used for the number of shares distributed on each share as a result of capitalization of capital reserve, the number of shares distributed as dividend on each share, or the number of additional shares issued as a result of share split for each share; P refers to the exercise price after adjustment.

2. In the event of share allotment

P=P0×(P1+P2×n)/[P1×(1+n)]

In the above formula: P0 refers to the exercise price before adjustment; P1 refers to the closing price on the record date; P2 refers to the price for share allotment; n refers to the allotment ratio (i.e., the ratio of the number of allotted shares to the total number of shares in the Company); Q refers to the exercise price after adjustment.

3. In the event of share reduction

P=P0÷n

In the above formula: P0 refers to the exercise price before adjustment; n refers to the ratio used for the share reduction; P refers to the exercise price after adjustment.

4. In the event of payment of dividend

P=P0-V

In the above formula: P0 refers to the exercise price before adjustment; V refers to the amount of dividend paid for each share; P refers to the exercise price after adjustment.

(III)	Procedures of adjustment

The Company’s shareholders’ meeting and/or meetings of shareholders by class authorize the Company’s BOD to decide to adjust the exercise price and the number of Share Options under the circumstances set forth above. The Company shall engage a counsel to issue professional opinions on whether the above adjustment complies with the provisions of the Administration Measures, the Articles of Association and the Share Option Incentive Plan. In the event it is necessary to adjust the number of Share Options, the exercise price or other provisions due to other reasons, the adjustment will be implemented after being deliberated by the BOD and approved by the shareholders’ meeting and/or meetings of shareholders by class.

If any adjustment is made under any of the circumstances set forth above or in order to comply with Rule 17.03(13) of Hong Kong Listing Rules, shares must be issued to a Participant in the same proportion of such person’s original equity interest, provided that no adjustment may cause the offering price per share to be lower than the net asset value or par value per share. As to any adjustment made under any of the circumstances set out above or in order to comply with Rule 17.03(13) of Hong Kong Listing Rules (other than any adjustment made in connection with the issue of shares as a result of capitalization), the independent financial advisor or the Company’s auditor will submit a written instrument to the BOD to confirm that such adjustment is in compliance with the provisions set forth in the note to Rule 17.03(13) of Hong Kong Listing Rules.

XI.	Procedures for Company to Grant Share Options and Participants to Exercise Options

(I) Procedures for the implementation of this Plan

1.	This Plan is submitted by the state-owned actual controller of the Company to, and is approved by, SASAC;

2.	This Plan is filed with CSRC without any objection;

3.	This Plan is approved by the Company’s shareholders’ meeting and meetings of shareholders by class; and

4.	This Plan is deliberated and approved by the shareholders’ meeting of the Company’s controlling shareholder China Petroleum & Chemical Corporation.

While this Plan is put to a vote at the shareholders’ meeting, Independent Non-executive Directors shall solicit proxies from all shareholders in relation to this Plan, and the Company should, apart from voting on the spot, provide voting online.

(II) Procedures for the Grant and Exercise of Share Options under this Plan

1. During the term of this Plan, the Company shall grant Share Options to the Participants on the grant date according to this Plan. For initial grant of Share Options, upon satisfaction of the conditions for initial grant of Share Options under this Plan, the Company shall hold a board meeting to grant Share Options to the Participants, and shall undergo registration, announcement and other procedures. Apart from the initial grant, any other grant (if any) will be reviewed by BOD meetings, and, subject to SASAC’s consent and no objection to filing from CSRC, be approved according to applicable laws, regulations and rules of competent authorities.

2. Upon grant of Share Options, the Company and the Participants shall enter into Share Options Grant Agreement to set forth the parties’ rights and obligations. Share Options Grant Agreement shall also serve as the certificate of Grant of Share Options, and shall state such information including name, ID number, address, contact information, serial number of Share Options Grant Agreement, related notices, etc. The Company shall prepare an Incentive Plan Registry to record related information according to Share Options Grant Agreement signed by the Participants.

3. Share Option holders shall, when Share Options are effective and during the term of option, submit an application for exercise to confirm the number of shares and exercising prices with the Company and pay corresponding share purchase prices. The application for exercise shall state the number of shares to be exercised, exercising price and other trading information.

4. The Company shall verify and acknowledge the application for exercise submitted by each holder of the Share Options and issue shares to the Participants according to the applications, and complete registration with Shanghai Branch of China Securities Depository and Clearing Corporation Limited.

XII.	Rights and Obligations of Company and Participants

(I) Rights and obligations of the Company

1.	The Company shall be entitled to interpret and implement this Plan, appraise the performance of the Participants, and supervise and verify whether the Participants are qualified for further exercise of their Share Options.

2.	The Company undertakes not to provide loans or other financial assistance in any other form, including guaranty over the loan, for the Participants to exercise their Share Options under this Plan.

3.	The Company shall promptly perform such obligations as filing and information disclosure in relation to Share Options as required by applicable regulations.

4.	The Company shall positively assist qualified Plan Participants in exercising their options according to the Share Option Incentive Plan as well as the regulations of CSRC, Shanghai Stock Exchange, Shanghai Branch of China Securities Depository and Clearing Corporation Limited. The Company shall not be liable for any failure to exercise any Share Options as desired by the Participants or any loss thus caused due to the reasons attributable to CSRC, Shanghai Stock Exchange and/or Shanghai Branch of China Securities Depository and Clearing Corporation Limited.

5.	Other related rights and obligations set forth in applicable laws and regulations.

(II) Rights and obligations of Participants

1.	The Participants shall duly discharge their diligence required of their positions, abide by professional ethics and make due contributions to the development of the Company.

2.	The Participants can choose to exercise or not to exercise the Share Options, and decide, at their discretion, the number of shares to be exercised within the exercising quota.

3.	The Participants are entitled to and shall exercise their rights according to the incentive plan and shall lock up the shares as required.

4.	The Participants shall finance their own payment required for the exercise under the incentive plan.

5.	The Participants may exercise their vesting rights on multiple occasions during an exercise period, with prompt submission of the application for exercise to the Company and preparation of closing payments.

6.	The Participants shall not transfer Share Options they are granted or use such options to guarantee to repay debts.

7.	The Participants shall pay individual income tax and other taxes for the gains obtained from Share Options according to tax law.

8.	Other related rights and obligations set forth in applicable laws and regulations.

XIII.	Change and Termination of Share Incentive Plan

(I) Change of the largest shareholder of the Company

Where the Company’s largest shareholder has changed due to restructuring and/or acquisition, the existing largest shareholder must warrant in the share transfer agreement (or other agreement resulting in change of the largest shareholder) that the new largest shareholder shall promise to maintain the original incentive plan unchanged, effectively implement and finally complete this Plan, which promise shall be an integral part of the agreement.

(II) Merger and/or division of the Company

In case of merger and/or division of the Company, the parties concerned shall undertake to continue performing this Plan in the merger and/or division agreement, adjust the Plan according to actual situation, but shall not change the Participants, or number of shares granted under this Plan or exercise prices or conditions without due cause.

(III) If any of the following events occurs to the Company, this Plan shall be terminated, and the Share Options granted but yet to be exercised by the Participants shall be terminated and voided and shall be reclaimed by the Company without compensation for cancellation:

1.	a negative opinion is given or no opinion can be given by a certified public accountant to SPC’s financial report for the last fiscal year;

2.	the Company has received any administrative punishment by CSRC for any material violation of laws or regulations in the last year; and

3.	the Company is in any other circumstances specified by CSRC.

(IV) False statement in financial data of the Company

Where there are false statements in financial documents of the Company, the Participant accountable for the false statement shall, within 12 months from the date the financial accounting document is announced, refund all the benefit obtained under this Plan to the Company, and the remaining Share Options yet to be vested by the Participant shall be voided in its entirety.

(V) Change in personal circumstances of Participants

1.	If any of the following events occurs to a Participant, then on the date of occurrence of such event, the Participant’s Share Options that have been authorized to be exercised but are yet to be exercised will be terminated for Exercise, and the Participant’s options that have not been authorized to be exercised shall be voided:

(1)	the Participant has been publicly denounced or declared an improper candidate by the stock exchange;

(2)	the Participant has been administratively punished by CSRC for any material violation of laws or regulations in the last three years;

(3)	the Participant is subject to criminal penalty or disciplinary penalty by the Company due to violation of laws/regulations or internal rules of the Company;

(4)	the Participant caused material economic loss to the Company due to violation of applicable PRC laws, administrative regulations or the Articles of Association;

(5)	the Participant is removed from his/her position by the Company due to breach of internal rules of the Company constituting major violation;

(6)	Other circumstance stipulated by the Remuneration and Performance Review Committee.

During the term of this Plan, if a Participant has dereliction or negligence activities which have harmed the interests or reputation of the Company and is given disciplinary sanction of demerit record or above (other than the situations in (iv), (v) or (vi) above), the Participant shall not be allowed to exercise the Share Options granted in the most recent exercise period; the options corresponding to the target shares that have been authorized to be exercised but are yet to be exercised in the relevant exercise period will not be authorized to be exercised in subsequent exercise periods and will be completely voided.

2.	If any of the following events occurs to a Participant, then on the date of occurrence of the event, the Participant’s Share Options that have been authorized to be exercised but are yet to be exercised shall be terminated for Exercise, and the Participant’s options that have not been authorized to be exercised shall be voided:

(1)	the Participant unilaterally proposes a termination or cancellation of the labor contract or employment contract executed with the Company;

(2)	the Participant is transferred from the Company and no longer holds any position with the Company according to the arrangement by related organization;

(3)	the Participant is demoted to a less responsible position or is dismissed for unqualified performance and other reasons;

(4)	the Participant becomes an independent director or supervisor or hold other position that is not eligible for the share incentive option;

(5)	Other circumstances stipulated by Remuneration and Performance Review Committee.

3.	If any of the following events occurs to a Participant, the Participant’s Share Options that have been authorized to be exercised but are yet to be exercised shall be exercised by him/her or his/her lawful heir within six months, and the Participant’s options that have not been authorized to be exercised shall be voided:

(1)	the Participant dies or becomes unable to work;

(2)	the Participant retires;

(3)	the labor contract/employment contract executed by the Participant with the Company is early terminated upon agreement with the Company, or either party proposes not to renew the labor contract/employment contract upon expiry thereof and the other party agrees to the proposal;

(4)	Other circumstances verified by the Remuneration and Performance Review Committee.

4.	Other situation not specially provided shall be decided by the Remuneration and Performance Review Committee and be dealt with accordingly.

(VI) Amendment and Termination of Share Option Incentive Plan

1. The shareholders’ meeting, as the Company’s supreme organ of power, is responsible for deliberating and approving this Plan. The shareholders’ meeting authorizes the BOD to be responsible for the implementation and management of this Plan. The BOD may, according to the particular circumstances, expressly authorize the Remuneration and Performance Review Committee to deal with some matters concerning Share Options.

2. The BOD may, in accordance with the provisions of laws and regulations, amend this Plan, and file the amendment with SASAC and CSRC. In the event that the Company needs to adjust the number of options to be granted or the exercise price due to a change in its total shares resulting from any new share issue, capitalization of capital reserve, merger, division or repurchase, or due to any other reason, this Plan should be refiled with SASAC and then decided by the BOD. Before the Company’s shareholders’ meeting and meetings of shareholders by class are held to approve this Plan, the Company may amend this Plan at the request of the regulatory authorities of PRC and/or Hong Kong. If any provisions of this Plan conflicts with any provision of or relevant amendment to the relevant laws, regulations, agreements, or rules of Shanghai Stock Exchange or Hong Kong Stock Exchange, the provisions of the relevant laws, regulations, agreements, or rules of Shanghai Stock Exchange or Hong Kong Stock Exchange should prevail.

In the following circumstances, any amendment to this Plan is subject to approval by the shareholders’ meeting and/or the meetings of shareholders by class: (i) the relevant laws, regulations, relevant agreements, or rules of Shanghai Stock Exchange or Hong Kong Stock Exchange require that certain amendments to this Plan are subject to approval by the shareholders’ meeting and/or the meetings of shareholders by class, or by CSRC, or by Shanghai Stock Exchange or Hong Kong Stock Exchange; (ii) the amendment relates to the matter set forth in Rule 17.03 of the Hong Kong Listing Rules and is beneficial to the Participants; (iii) the amendment is substantial with respect to the provisions of this Plan or the terms of the granted Share Options; or (iv) the amendment relates to the BOD’s power to amend the terms of this Plan.

3. When this Plan needs to be terminated before its expiry, the BOD of the Company should request the shareholders’ meeting to resolve to terminate this Plan before its expiry. If the shareholders’ meeting resolves to terminate this draft Plan before its expiry, the Company will cease to grant any Share Options under this Plan. Except as set forth in Article 42 of this Plan, the Share Options granted before the termination of this Plan should remain valid and may be exercised in accordance with the provisions of this Plan.

4. When a Participant experiences certain personal changes or when a Participant is held liable for any misstatement in the Company’s financial or accounting documents, the BOD’s Remuneration and Performance Review Committee will deal with the relevant matters.

XIV.	Accounting Treatment of Share Options

(I)	Principles of accounting treatment of Share Options

In accordance with the Accounting Standards for Enterprises and the application guidelines thereof, the major accounting policies adopted by the Company in relation to the Share Options granted to the Participants are set out below:

1.	The equity-settled share-based payment in return for a Participant’s services shall be measured at the fair value of the equity instruments granted to the Participant.

2.	As to an equity-settled share-based payment in return for a Participant’s services, if the exercise cannot be effectuated until the services in the waiting period have been completed or the prescribed performance indicator targets have been satisfied, then on each balance sheet date within the waiting period, the services received in the current period shall, based on the best estimate of the number of vested equity instruments, be recorded as the cost for relevant assets or the expenses of the current period, as costs in the item of recurrent profits and losses and as capital reserves at the fair value of the equity instruments as of the grant date.

(II)	Specific methods for accounting treatment of Share Options

1.	Accounting treatment on the grant date: No accounting treatment is needed since the Share Options cannot be exercised on the grant date;

2.	Accounting treatment within the waiting period: On each balance sheet date, the Company will, based on the best estimate of the number of vested Share Options, include the services received in the current period as the cost of relevant asset or the expenses of the current period, and also as the capital reserves at the fair value of the Share Options as of the grant date;

3.	Accounting treatment after the vesting date: No adjustment will be made to relevant costs or expenses and the total amount of owner’s equity interests that have been recognized. On each balance sheet date, the costs of the options payable for the current period will be amortized.

4.	Accounting treatment upon exercise: Share capital and share premium will be recognized according to implementation of the exercise, and the capital reserves recognized during the waiting period shall be carried forward.

(III)	Model selection for estimating the value of the options under the initial scheme of Grant

The Company will use the Black-Scholess model to estimate the fair value of the Share Options to be initially granted under this Plan. Based on data about SPC’s A shares, the presumed values of relevant parameters are set out below:

1.	Initial exercise price: The initial exercise price will be determined pursuant to the methods for determining the exercise price of the Share Options under the initial scheme of grant, currently presumed to be RMB4.20/share;

2.	Price on grant date: The price on grant date is temporarily fixed at RMB4.20/share, and the final fair value of the Share Options will be the closing price of the Company’s A shares on the grant date;

3.	Exercise period: The exercise period consists of the first exercise period, the second exercise period, and the third exercise period, i.e. the Participants should complete the exercise of the options granted to them in the third year, the fourth year and the fifth year after the grant date, respectively;

4.	Anticipated volatility: According to the historical volatility of SPC’s A shares, the volatility is temporarily anticipated to be 25%;

5.	Risk-free rate of return: The presumed risk-free rates of return for the first exercise period, the second exercise period and the third exercise period are 2.7570%, 3.6961% and 4.1319%, respectively.

According to the parameters set out above, the weighted average fair value of the Share Options initially granted by the Company will be RMB1.06/share, meaning the total fair value of the options initially granted will be RMB43.5646 million.

(IV)	Methods for amortizing costs of options granted

In accordance with the relevant provisions of the Accounting Standards for Enterprises (No. 11 – Share-based Payment), on each balance sheet date within the waiting period, the Company will, pursuant to the latest information obtained by it in relation to changes of the number of persons entitled to exercise options, accomplishment of performance indicators and other subsequent information, revise the anticipated number of Share Options that are entitled to be exercised, and include the services received in the current period in the relevant costs or expenses and capital reserves at the fair value of the Share Options as of the grant date. Based on the above, the amortization of the costs of the Share Options initially granted in the coming years is listed as follows (assuming the grant will be completed in early December 2014):

Number of options (10,000)	Weighted average fair value (RMB)	Costs of options (RMB10,000)	2014 (RMB10,000)	2015 (RMB10,000)	2016 (RMB10,000)	2017 (RMB10,000)	2018 (RMB10,000)
4103	1.06	4356.46	129.87	1558.41	1498.89	806.77	362.53

Note: As influenced by the predictive nature of the anticipated number of options entitled to be exercised and the fair value of the options as of the grant date, the currently anticipated total cost of the options may differ from the total cost of the options actually granted. The actual accounting cost shall be re-estimated according to the actual share price, volatility and other parameters on the grant date determined by the BOD and confirmed by the Company’s auditor.

XV.	Attachments to Online Announcement

1. Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft)

2. Measures for Management of Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft)

Sinopec Shanghai Petrochemical Company Limited

August 15, 2014

Schedule

List of Benchmark Enterprises

Name of Security	Name of Main Products	Aggregate Operating Income in 2013 (in RMB100 million)	Net Profit Attributable to the Owner of Parent Company in 2013 (in RMB100 million)	Total Assets as of the end of 2013 (in RMB100 million)
Yueyang Xingchang	Polypropylene resin powder, industrial methanol, methyl tert-butyl ether, liquefied petroleum gas, industrial hydrogen, propylene, non-woven fabric, woven bag	19.2458	0.6245	7.2759
Maohua Shihua	Polypropylene, a mixture of propane and butane of the LPG commodity, sec-butyl acetate, solvent oil, ethanolamine, isobutane, fine propane, refueling services of gasoline and diesel, LPG loading services	32.4450	0.4827	10.3981
Shenyang Chemical	Caustic soda, chlorine, paste resin, gasoline and diesel, acrylic acid and ester, polyethylene, polyether polyol, lubricant	105.3113	0.3697	70.2097
Huajin	Arbamide (iintermediate goods ammonia), methanol; diesel oil, naphtha, mixed C9, C9 fractions, C5 fractions, mixed benzene, petroleum coke and liquefied petroleum gas; polyethylene, polypropylene, styrene, ethylene, petrotoluene, oil mixed xylene, raffinate; butadiene; ABS plastic product	415.5791	-1.5518	284.4403
Yunwei	Carbamide, ammonia, raw coal, calcium carbide, maleic anhydride, coke, tar, methanol, polyvinyl alcohol, soda, raw gas, 1,4-butanediol, ammonium chloride , vinyl acetate, cement, benzene, methyl acetate, restructuring asphalt, carbon black, formaldehyde	84.7401	0.3857	135.7399
Kingfa Sci. and Tech	Retardant resin, reinforced resin, toughened resin, plastic alloy, other finished goods, materials trading	144.2598	7.5495	133.0009
FSPG	Dialysis materials, electrical materials, optical materials and barrier materials, PET chip material, PVC rolling material, s ale and logistic services of the commercial house and store	30.1925	0.7898	51.0633
Guofeng Plastic	Plastic film, plastic building material, calcium carbonate, new wood-plastic material	13.6062	-0.3919	14.2904
Hengyi Petrochemical	Pure terephthalic acid (PTA), polyester chip, polyester bottle chip, polyester pre-oriented yarn (POY) , polyester fully drawn yarn (FDY), polyester draw textured yarn (DTY), polyester staple fibre	307.5061	4.2693	238.0554
Rongsheng Petrochemical	Pure terephthalic acid (PTA), polyester fully drawn yarn (FDY), polyester pre-oriented yarn (POY), polyester draw textured yarn (DTY), and other various kinds of polyester filaments, PET chip	293.5606	2.3017	283.6809
Tongkun Group	Polyester Yarn	221.3787	0.7195	154.0952
Yizheng Chemical Fibre	Polyester chip, bottle grade chip, polyester staple fibre, polyester hollow fibre, polyester filament	176.7717	-14.5422	106.2930